UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.         )*

Under the Securities Exchange Act of 1934

SOTHEBY’S

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Richard T. McGuire III

Marcato Capital Management LLC

One Montgomery Street, Suite 3250

San Francisco, CA 94104

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

July 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 835898107	Page 2 of 11 Pages

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,511,719
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,511,719
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,511,719
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.61%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 835898107	Page 3 of 11 Pages

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,511,719
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,511,719
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,511,719
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.61%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 835898107	Page 4 of 11 Pages

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,132,535
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,132,535
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,535
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.66%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107	Page 5 of 11 Pages

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 95,942
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 95,942
11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,942
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.14%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107	Page 6 of 11 Pages

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,283,242
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,283,242
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,283,242
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.81%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 835898107	Page 7 of 11 Pages

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Sotheby’s, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1334 York Avenue, New York, New York 10021.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by Marcato Capital Management LLC, a Delaware limited liability company (“Marcato”), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company. Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”. A joint filing agreement of Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd. is attached hereto as Exhibit 1.

(b) The principal business address for each of the Reporting Persons is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(c) Mr. McGuire is the managing member of Marcato, an investment adviser that serves as general partner of Marcato, L.P. and Marcato II, L.P. and investment manager of Marcato International Master Fund, Ltd.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Shares and call options on Shares referenced in Items 5 and 6 directly owned by the private investment funds advised by Marcato is approximately $127,558,919.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may review options for enhancing shareholder value through various strategic alternatives or operational or management initiatives including, but not limited to, improving capital structure and/or capital allocation, M&A, and general corporate strategies.

CUSIP No. 835898107	Page 8 of 11 Pages

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 4,511,719 Shares (the “Marcato Shares”) constituting 6.61% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,132,535 Shares, constituting 1.66% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 95,942 Shares, constituting 0.14% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,283,242 Shares, constituting 4.81% of the Shares, each based upon a total of 68,280,749 Shares outstanding as of April 30, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending March 31, 2013). The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,132,535 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 95,942 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,283,242 Shares. Marcato, as the general partner of Marcato, L.P., Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

The Reporting Persons hold options to purchase 4,057,870 Shares pursuant to various American-style call options with strike prices ranging from $0 to $45 and which are exercisable through dates ranging from October 19, 2013 to June 20, 2014. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

CUSIP No. 835898107	Page 9 of 11 Pages

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 2.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Certain of the Reporting Persons have entered into swaps with respect to the Shares. Under the terms of the swaps, (i) the relevant Reporting Persons will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Reporting Persons any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Reporting Persons. All balances will be settled in cash. The Reporting Persons’ counterparties for the swaps are Morgan Stanley Capital Services LLC and Deutsche Bank AG. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares specified in such swaps is 454,490 with respect to Marcato, L.P., 21,731 with respect to Marcato II, L.P., and 1,122,179 with respect to Marcato International Master Fund, Ltd.

The Reporting Persons hold options to purchase 4,057,870 Shares pursuant to various American-style call options with strike prices ranging from $0 to $45 and which are exercisable through dates ranging from October 19, 2013 to June 20, 2014. None of the options gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The Reporting Persons sold various European-style put options referencing 1,200,000 Shares with strike prices of $38 and which are exercisable through October 19, 2013. None of the options gives the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 835898107	Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among Marcato Capital Management LLC, Richard T. McGuire III, Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd. to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

CUSIP No. 835898107	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2013	MARCATO CAPITAL MANAGEMENT LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: July 30, 2013	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: July 30, 2013	MARCATO, L.P.

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: July 30, 2013	MARCATO II, L.P.

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Date: July 30, 2013	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director